UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of September 2020

Commission File Number: 001-38281

ERYTECH Pharma S.A.

(Translation of registrant’s name into English)

60 Avenue Rockefeller

69008 Lyon France

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: ☒ Form 20-F    ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

INCORPORATION BY REFERENCE

This Report on Form 6-K and Exhibit 99.1 to this Report on Form 6-K shall be deemed to be incorporated by reference into the registration statement on Form F-3 (File No. 333-232669) and registration statements on Form S-8 (File Nos. 333-222673, 333-232670 and 333-239429), of ERYTECH Pharma S.A. (the “Company”) (including any prospectuses forming a part of such registration statements) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

Half-Year Financial Report for the Six Months Ended June 30, 2020

The Company’s half-year financial report, including its unaudited condensed consolidated financial statements as of June 30, 2020, is attached to this Report on Form 6-K as Exhibit 99.1 hereto and is incorporated by reference herein.

EXHIBIT INDEX

Exhibit	Description

99.1	Half-Year Financial Report, including the Company’s unaudited condensed consolidated financial statements as of June 30, 2020.

101	The following materials from this Report on Form 6-K are formatted in XBRL (eXtensible Business Reporting Language): (i) Unaudited Condensed Consolidated Statement of Income (Loss) for the Six Months ended June 30, 2020 and 2019, (ii) Unaudited Condensed Consolidated Statement of Comprehensive Income (Loss) for the Six Months ended June 30, 2020 and 2019, (iii) Unaudited Condensed Consolidated Statement of Financial Position as at June 30, 2020 and December 31, 2019, (iv) Unaudited Condensed Consolidated Statement of Cash Flows for the Six Months ended June 30, 2020 and 2019, (v) Unaudited Condensed Consolidated Statements of Changes in Equity for the Six Months ended June 30, 2020 and 2019 and (vi) Notes to the Unaudited Condensed Consolidated Financial Statements.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ERYTECH Pharma S.A.

Date: September 21, 2020	By:	/s/ Eric Soyer
Name: Eric Soyer
Title: Chief Financial Officer and Chief Operating Officer